Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

December 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sidus Space, Inc.
Form S-1
Filed November 23, 2021
File No. 333-261288

Ladies and Gentlemen:

This letter sets forth the responses of Sidus Space, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 2, 2021 concerning its Registration Statement on Form S-1 (File No. 333-261288) filed with the Commission on November 23, 2021 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith.

Form S-1 filed November 23, 2021

Dilution

1.	Please address the following as it relates to your dilution disclosures:

•	Revise your net tangible book value and as adjusted net tangible book value to include operating lease right-of-use assets, net.
•	Revise your net tangible book value per share and as adjusted per share information to include the effect of Class B common stock.
•	Revise the dilution per share to new investors in this offering to reflect the above changes.
•	Revise the table on page 39 to include the effect of Class B common in your existing stockholder disclosure.

RESPONSE: The Company has revised Amendment No. 1 to the Registration Statement to address this comment.

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Consolidated Balance Sheets, page F-3

2.

Please revise to ensure that the number of Class B common shares issued and outstanding, both here and in your interim financial statements, agrees to the 10.0 million shares as disclosed in your statement of stockholders' deficit.

RESPONSE: We have revised Amendment No. 1 to the Registration Statement to address this comment.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very truly yours,

/s/ Jeffrey Fessler
Jeffrey Fessler
Sheppard, Mullin, Richter & Hampton LLP
cc: Carol Craig, CEO

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